UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ONLINE RESOURCES CORPORATION

(Name of the Company)

Common Stock, $0.0001 par value per share

(Title and Class of Securities)

68273G101

(CUSIP Number)

Dennis P. Byrnes, Esq.

Executive Vice President, Chief Administrative Officer,

General Counsel and Secretary

ACI Worldwide, Inc.

6060 Coventry Drive

Elkhorn, Nebraska 68022

(402) 778-2183

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Robert A. Profusek, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

January 30, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON ACI Worldwide, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,946,407
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,946,407
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,946,407*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%** (See Items 4 and 5)
14	TYPE OF REPORTING PERSON CO

*	As of the date hereof, includes the following shares subject to the Shareholder Agreements (as defined below): (1) 1,959,400 Shares (as defined below) over which Tennenbaum Opportunities Partners V, LP (a fund managed by Tennenbaum Capital Partners, LLC) has voting and dispositive power, (2) 4,552,756 Shares over which Special Value Opportunities Fund, LLC (a fund managed by Tennenbaum Capital Partners, LLC) has voting and dispositive power (includes 1,302,445 outstanding Shares and 3,250,311 Shares that may be issued upon conversion of the Preferred Shares (as defined below)), (3) 1,920,994 Shares over which Special Value Expansion Fund, LLC (a fund managed by Tennenbaum Capital Partners, LLC) has voting and dispositive power (includes 549,555 outstanding Shares and 1,371,439 Shares that may be issued upon conversion of the Preferred Shares) and (4) 513,436 Shares owned by Joseph L. Cowan (includes 397,269 Shares and 116,167 restricted stock units which vest on February 15, 2013; Mr. Cowan also holds 266,080 Shares issuable upon the exercise of options to purchase common stock and 430,028 additional restricted stock units, but which are subject to the terms and conditions of his Shareholder Agreement).
**	As of January 30, 2013, there were 37,868,468 Shares outstanding.

1	NAME OF REPORTING PERSON Ocelot Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,946,407
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,946,407
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,946,407*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%** (See Items 4 and 5)
14	TYPE OF REPORTING PERSON CO

*	As of the date hereof, includes the following shares subject to the Shareholder Agreements: (1) 1,959,400 Shares over which Tennenbaum Opportunities Partners V, LP (a fund managed by Tennenbaum Capital Partners, LLC) has voting and dispositive power, (2) 4,552,756 Shares over which Special Value Opportunities Fund, LLC (a fund managed by Tennenbaum Capital Partners, LLC) has voting and dispositive power (includes 1,302,445 outstanding Shares and 3,250,311 Shares that may be issued upon conversion of the Preferred Shares), (3) 1,920,994 Shares over which Special Value Expansion Fund, LLC (a fund managed by Tennenbaum Capital Partners, LLC) has voting and dispositive power (includes 549,555 outstanding Shares and 1,371,439 Shares that may be issued upon conversion of the Preferred Shares) and (4) 513,436 Shares owned by Joseph L. Cowan (includes 397,269 Shares and 116,167 restricted stock units which vest on February 15, 2013; Mr. Cowan also holds 266,080 Shares issuable upon the exercise of options to purchase common stock and 430,028 additional restricted stock units, but which are subject to the terms and conditions of his Shareholder Agreement).
**	As of January 30, 2013, there were 37,868,468 Shares outstanding.

Item 1.	Security and ORCC

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share, of Online Resources Corporation, a Delaware corporation (“ORCC”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the “Exchange Act”). The principal executive offices of ORCC are located at 4795 Meadow Wood Lane, Chantilly, Virginia 20151.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly on behalf of ACI Worldwide, Inc., a Delaware corporation (“ACI”), and Ocelot Acquisition Corp., a Delaware corporation (“Purchaser”) (ACI and Purchaser, collectively, the “Reporting Persons”). The address of the principal business and principal office of each of the Reporting Persons is 3520 Kraft Rd, Suite 300, Naples, Florida 34105. The telephone number of each of the Reporting Persons is (239) 403-4600.

ACI powers electronic payments and banking for more than 1,650 financial institutions, retailers and processors around the world. Purchaser is a direct wholly owned subsidiary of ACI, and was recently incorporated for the purpose of acquiring all of the issued and outstanding shares of the common stock, par value $0.0001 per share, of ORCC (the “Shares”) and all of the issued and outstanding shares of Series A-1 Convertible Preferred Stock of ORCC (the “Preferred Shares”), and consummating the transactions contemplated by the Transaction Agreement (defined below in Item 4) and, to date, has engaged and is expected to engage in no other activities other than those incidental to the Offer (defined below in Item 4), the Merger (defined below in Item 4) and the Transaction Agreement. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director and each controlling person of ACI and Purchaser are set forth on Annex A attached hereto.

During the last five years, neither ACI nor Purchaser, and to the best knowledge of each of ACI and Purchaser, none of the persons on Annex A, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 4, 2013, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Shareholder Agreements described in Item 4 of this statement, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Shareholder Agreements (as defined in Item 4 below) by ACI, Purchaser, ORCC and certain shareholders of ORCC. No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Transaction Agreement (as defined in Item 4 below) or the execution of the Shareholder Agreement.

On January 30, 2013, in connection with the Transaction Agreement, ACI entered into a commitment letter (the “Commitment Letter”), pursuant to which, subject to the terms and conditions set forth therein, Wells Fargo Bank, National Association committed to provide, as a source of funding for the transactions contemplated by the Transaction Agreement (as defined below in Item 4), including the acquisition of Shares in the Offer, financing of up to $750 million (the “Commitment”). The Commitment is subject to various conditions, including consummation of the Offer. A copy of the Commitment Letter is attached as Exhibit 7 and incorporated herein by reference. No other plans or arrangements have been made to finance or repay such financing after the consummation of the Offer and the Merger. No alternative financing arrangements or alternative financing plans have been made in the event such financings fail to materialize. Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

On January 30, 2013, ACI, Purchaser and ORCC entered into a Transaction Agreement (the “Transaction Agreement”) providing for the acquisition of ORCC by ACI. The board of directors of ORCC has unanimously approved and declared advisable the Transaction Agreement and the transactions contemplated by the Transaction Agreement, including each of the Offer (as defined below) and the Merger (as defined below), in accordance with the requirements of Delaware law and (ii) resolved to recommend that the shareholders of ORCC accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Pursuant to the Transaction Agreement, and upon the terms and subject to the conditions described therein, ACI has agreed to commence a tender offer (the “Offer”) for all of the Shares at a purchase price of $3.85 per Share in cash, without interest, less any applicable withholding taxes (the “Offer Price”). Under the Transaction Agreement, and upon the terms and conditions contained therein, Purchaser is obligated to commence the Offer as promptly as practicable after January 30, 2013. The Offer will remain open for at least 20 business days, which period may be extended under certain circumstances described in the Transaction Agreement. The obligation of ACI and Purchaser to consummate the Offer is subject to the condition that there be validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration date of the Offer that number of Shares that, together with any other Shares and Preferred Shares beneficially owned by ACI or its subsidiaries, constitutes a majority of all of the Shares on a fully diluted basis on the date of purchase. The consummation of the Offer is also subject to the satisfaction of other customary conditions, including the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in accordance with the terms of the Transaction Agreement and the absence of a material adverse effect with respect to ORCC. The consummation of the Offer is not subject to any financing condition.

Following the completion of the Offer, and subject to the terms and conditions of the Transaction Agreement, Purchaser will be merged with and into ORCC (the “Merger”), with ORCC surviving as a wholly owned subsidiary of ACI. At the effective time of the Merger, each Share issued and outstanding immediately prior to such effective time (other than (i) Shares then owned by ACI, ORCC or any of their respective direct or indirect wholly owned subsidiaries and (ii) Shares that are held by any shareholders who properly demand appraisal in connection with the Merger) will cease to be issued and outstanding, will be cancelled, will cease to exist and will be converted into the right to receive an amount in cash equal to the same amount in cash per Share that is paid pursuant to the Offer, without interest, less any applicable withholding taxes. Each Preferred Share issued and outstanding immediately prior to the effective date of the Merger beneficially owned by ACI will remain outstanding after the effective time of the Merger.

ORCC granted to Purchaser under the Transaction Agreement an irrevocable option (the “Top-Up Option”), exercisable after the consummation of the Offer and prior to the effective time of the Merger, to purchase at a price per Share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Option Shares”) from ORCC at a per Share purchase price equal to the Offer Price that, when added to the number of Shares owned by ACI and Purchaser at the time of exercise of the Top-Up Option, constitutes 90% of the number of Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares. If ACI and Purchaser acquire, together with the Shares held by ACI, Purchaser and any other subsidiary of ACI, at least 90% of the outstanding Shares and at least 90% of the Preferred Shares, they will complete the Merger through the “short form” procedures available under Section 253 of the General Corporation Law of the State of Delaware. The obligation of ORCC to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to certain customary conditions, including that (i) at the time of exercise, Purchaser owns more than 50% of all of the Shares on a fully diluted basis but less than 90% of the Shares then-outstanding,

(ii) upon exercise of the Top-Up Option, the number of Shares owned, directly or indirectly, by ACI or Purchaser constitutes 90% of the number of Shares that will be outstanding immediately after the exercise of the Top-Up Option, (iii) the number of Top-Up Option Shares issued pursuant to the Top-Up Option may in no event exceed the number of authorized and unissued Shares not otherwise reserved for issuance for outstanding ORCC stock options or other obligations of ORCC, and (iv) Purchaser has accepted for payment all Shares validly tendered in the Offer and not validly withdrawn.

The Transaction Agreement contains representations, warranties and covenants customary for a transaction of this nature. In addition, ORCC has made certain covenants restricting ORCC from soliciting, or providing information or entering into discussions concerning, proposals relating to alternative business combination transactions.

ORCC may terminate the Transaction Agreement under certain circumstances, including to accept, and enter into a definitive agreement with respect to, a bona fide proposal or offer by an unaffiliated third person to acquire 50% or more of the Shares (giving effect to the conversion of the Preferred Shares), assets, businesses, securities or ownership interests (including the securities of any subsidiary of ORCC) on terms that the board of directors of ORCC determines in good faith, after consultation with ORCC’s financial and legal advisors, and considering such factors as the board of directors of ORCC considers to be appropriate (including the conditionality and the timing and likelihood of success of such proposal or offer), are more favorable to ORCC’s shareholders than the transactions contemplated by the Transaction Agreement and that the board of directors of ORCC determines in good faith, after consultation with ORCC’s financial and legal advisors, is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal or offer (including the timing and likelihood of consummation thereof) (a “Superior Proposal”). Such termination is subject to the conditions that ORCC has otherwise complied with certain terms of the Transaction Agreement, including notice by ORCC to ACI of ORCC’s intention to terminate the Transaction Agreement and accept the Superior Proposal, the opportunity of ACI to revise the terms of the Offer, the determination by the board of directors of ORCC that the alternative proposal continues to be a Superior Proposal and payment of a $8.0 million termination fee to ACI.

In addition, in connection with the execution and delivery of the Transaction Agreement, ACI and Purchaser entered into separate Shareholder Agreements (the “Shareholder Agreements”) with certain funds affiliated with Tennenbaum Capital Partners, LLC (collectively, the “Tennenbaum Parties”), which collectively beneficially own approximately 22.3% of all outstanding Shares (on an as-converted basis) and Joseph L. Cowan, ORCC’s CEO, who beneficially owns approximately 1.4% of all outstanding Shares (on an as-converted basis), based on information provided by them in each case as of January 30, 2013 (collectively, the “Shareholders”). Pursuant to such Shareholder Agreements, (i) the Shareholders have agreed, on the terms and subject to the conditions set forth in the Shareholder Agreements, among other things, to tender in the Offer the Shares beneficially owned by them immediately following consummation of the Offer and the Tennenbaum Parties agreed to sell to Purchaser all Preferred Shares owned by them for cash immediately following the date on which Purchaser accepts for payment the Shares validly tendered in the Offer (the Shares and the Preferred Shares subject to the Shareholder Agreements, together, the “Subject Shares”) and (ii) each of the Shareholders has agreed to certain actions in support of the transactions contemplated by the Transaction Agreement, including granting an irrevocable limited proxy and power of attorney, to the fullest extent possible, to ACI and Purchaser, or any nominee thereof, with full power of substitution, during and for the term of the Shareholder Agreements, to vote all the Shares and Preferred Shares that such Shareholder beneficially owns at the time of such vote, at any annual, special or adjourned meeting of the ORCC shareholders (i) in favor of adoption of the Transaction Agreement and approval of the Merger and the other transactions contemplated thereby and (ii) against (a) any alternative acquisition proposal made by a third party and (b) any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of ORCC under the Transaction Agreement.

As of the date hereof, the Subject Shares included: (1) 1,959,400 Shares over which Tennenbaum Opportunities Partners V, LP (a fund managed by Tennenbaum Capital Partners, LLC) has voting and dispositive power, (2) 4,552,756 Shares over which Special Value Opportunities Fund, LLC (a fund managed by Tennenbaum Capital Partners, LLC) has voting and dispositive power (includes 1,302,445 outstanding Shares and 3,250,311 Shares that may be issued upon conversion of the Preferred Shares),

(3) 1,920,994 Shares over which Special Value Expansion Fund, LLC (a fund managed by Tennenbaum Capital Partners, LLC) has voting and dispositive power (includes 549,555 outstanding Shares and 1,371,439 Shares that may be issued upon conversion of the Preferred Shares) and (4) 513,436 Shares owned by Joseph L. Cowan (includes 397,269 Shares and 116,167 restricted stock units which vest on February 15, 2013; Mr. Cowan also holds 266,080 Shares issuable upon the exercise of options to purchase common stock and 430,028 additional restricted stock units, but which are subject to the terms and conditions of his Shareholder Agreement).

The foregoing summaries of (i) the Transaction Agreement and the transactions contemplated thereby and (ii) the Shareholder Agreements and the transactions contemplated thereby, in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Transaction Agreement and the Shareholder Agreements furnished herewith as Exhibits 2, 3, 4, 5 and 6, respectively, which are incorporated herein by reference. Factual disclosures about the Reporting Persons and ORCC or any of their respective affiliates contained in this Schedule 13D or in their respective public reports filed with the U.S. Securities and Exchange Commission (“SEC”), as applicable, may supplement, update or modify the factual disclosures about the Reporting Persons and ORCC or any of their respective affiliates contained in the Transaction Agreement. The Transaction Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about ACI, Purchaser or ORCC, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The Transaction Agreement contains representations and warranties that are the product of negotiations among the parties thereto and the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by disclosure schedules delivered in connection with the Transaction Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

The purpose of the transactions described above is for ACI, through Purchaser, to acquire control of, and the entire equity interest in, ORCC. ACI required that the Shareholders agree to enter into the Shareholder Agreements to induce ACI and Purchaser to enter into the Transaction Agreement and to consummate the transactions contemplated by the Transaction Agreement, including the Offer and the Merger. Upon consummation of the Merger, ORCC will become a wholly owned subsidiary of ACI, the Shares will cease to be freely traded or listed, ORCC common stock will be de-registered under the Exchange Act and ACI will control the board of directors of ORCC and will make such other changes in the charter, bylaws, capitalization, management and business of ORCC as set forth in the Transaction Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, ACI and Purchaser do not have any current plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of ORCC

(a) As a result of the Shareholder Agreements, as of January 30, 2013, the Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”), to share with the Shareholders the power to vote or direct the voting or disposition of the 8,946,407 Shares, and thus, for the purpose of Rule 13d-3, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,946,407 Shares, which constitutes approximately 23.6% of the Shares (as represented by ORCC in the Transaction Agreement). Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto beneficially owns any Shares. The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Shareholders and hereby disclaim beneficial ownership of any Shares beneficially owned by the Shareholders or any of their affiliates including, without limitation, the Subject Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares, and the Reporting Persons expressly disclaim all beneficial ownership of such Shares.

See the foregoing descriptions of the Transaction Agreement and Shareholder Agreements set forth in Item 4, which are incorporated herein by reference.

(b) Except to the extent that it may be deemed to by virtue of the irrevocable limited proxies and powers of attorney granted pursuant to the Shareholder Agreements, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, have sole power to vote or direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of any of the Shares.

See the foregoing description of the Shareholder Agreements set forth in Item 4, which is incorporated herein by reference.

The Reporting Persons may be deemed in certain circumstances to have the shared power with the Shareholders to vote the 8,946,407 Subject Shares. However, the Reporting Persons (i) are not entitled to any rights as shareholders of ORCC as to the Subject Shares, except as otherwise expressly provided in the Shareholder Agreements, and (ii) disclaim any beneficial ownership of any of the Subject Shares.

The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Shareholders and hereby disclaim beneficial ownership of any Shares beneficially owned by the Shareholders or any of their affiliates including, without limitation, the Subject Shares.

(c) Except for the Transaction Agreement and the Shareholder Agreements described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, has effected any transactions in the Shares during the past 60 days.

(d) Except for the Transaction Agreement and the Shareholder Agreements described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of ORCC reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with respect to Securities of ORCC

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Transaction Agreement and the Shareholder Agreements described above, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any person listed on Annex A hereto, and any person with respect to the securities of ORCC, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated as of February 4, 2013, by and between ACI Worldwide, Inc. and Ocelot Acquisition Corp.

2	Transaction Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Online Resources Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

3	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Tennenbaum Opportunities Partners V, LP.

4	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Opportunities Fund, LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

5	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Expansion Fund, LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

6	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Joseph L. Cowan (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

7	Commitment Letter, dated January 30, 2013, by and among ACI Worldwide, Inc. and Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on January 31, 2013).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2013

ACI WORLDWIDE, INC.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

OCELOT ACQUISITION CORP.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	President

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF ACI WORLDWIDE, INC.

The name and present principal occupation of each director and executive officer of ACI are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is c//o ACI, 3520 Kraft Rd, Suite 300, Naples, Florida 34105. Unless otherwise indicated below, the current business telephone of each director and executive officer is (239) 403-4600. Each of the directors and executive officers of ACI Worldwide, Inc. is a citizen of the United States of America.

DIRECTORS

Name	Age	Present Principal Occupation

John D. Curtis	71	Director of ACI Worldwide, Inc. since 2003; Senior Vice President, General Counsel and Corporate Secretary of The Warranty Group, Inc.

Philip G. Heasley	63	Director of ACI Worldwide, Inc. since 2005; President and Chief Executive Officer of ACI Worldwide, Inc.

James C. McGroddy	75	Director of ACI Worldwide, Inc. since 2008; self-employed consultant.

Harlan F. Seymour	62	Chairman of the Board of Directors of ACI Worldwide, Inc. since 2002; sole owner of HFS, LLC.

John M. Shay, Jr.	65	Director of ACI Worldwide, Inc. since 2006; President and owner of Fairway Consulting LLC.

John E. Stokely	59	Director of ACI Worldwide, Inc. since 2003; President of JES, Inc.

Jan H. Suwinski	70	Director of ACI Worldwide, Inc. since 2007; Clinical Professor of Management and Operations at the Samuel Curtis Johnson Graduate School of Management at Cornell University in Ithaca, New York.

EXECUTIVE OFFICERS

Name	Age	Present Principal Occupation

Philip G. Heasley	63	President and Chief Executive Officer of ACI Worldwide, Inc.; Director of ACI Worldwide, Inc. since 2005.

Scott W. Behrens	41	Executive Vice President, Chief Financial Officer and Chief Accounting Officer of ACI Worldwide, Inc.; Vice President and Assistant Treasurer of Ocelot Acquisition Corp.

Dennis P. Byrnes	48	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of ACI Worldwide, Inc.; President and Director of Ocelot Acquisition Corp.

Charles H. Linberg	54	Vice President and Chief Technology Officer of ACI Worldwide, Inc.

Craig A. Maki	46	Senior Vice President, Chief Corporate Development Officer and Treasurer of ACI Worldwide, Inc.; Vice President, Secretary and Treasurer and Director of Ocelot Acquisition Corp.

David N. Morem	54	Executive Vice President, Global Business Operations of ACI Worldwide, Inc.

A-1

DIRECTORS AND EXECUTIVE OFFICERS OF OCELOT ACQUISITION CORP.

The name and present principal occupation of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is c/o ACI, 3520 Kraft Rd, Suite 300, Naples, Florida 34105. Unless otherwise indicated below, the current business telephone of each director and executive officer is (239) 403-4600. Each of the directors and executive officers of Purchaser is a citizen of the United States of America.

DIRECTORS

Name	Age	Present Principal Occupation

Dennis P. Byrnes	48	Director of Ocelot Acquisition Corp.; President of Ocelot Acquisition Corp.; Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of ACI Worldwide, Inc.

Craig A. Maki	46	Director of Ocelot Acquisition Corp.; Vice President, Secretary and Treasurer of Ocelot Acquisition Corp.; Senior Vice President, Treasurer and Chief Corporate Development Officer of ACI Worldwide, Inc.

EXECUTIVE OFFICERS

Name	Age	Present Principal Occupation

Scott W. Behrens	41	Vice President and Assistant Treasurer of Ocelot Acquisition Corp.; Executive Vice President, Chief Financial Officer and Chief Accounting Officer of ACI Worldwide, Inc.

Dennis P. Byrnes	48	President of Ocelot Acquisition Corp.; Director of Ocelot Acquisition Corp.; Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of ACI Worldwide, Inc.

Craig A. Maki	46	Vice President, Secretary and Treasurer of Ocelot Acquisition Corp.; Director of Ocelot Acquisition Corp.; Senior Vice President, Treasurer and Chief Corporate Development Officer of ACI Worldwide, Inc.